1
For the fiscal year ended (a) December 31, 1995
File number (c) 811-3397



                          SUB-ITEM 77C
      Submission of Matters to a Vote of Security Holders



      A  Special Meeting of Shareholders was held on August 16, 1995.   At  such
meeting the shareholders elected the entire slate of directors, ratified the selection of independent accountants and approved the following proposal:


          a) approval of a change in the Fund's investment policies to expand the Fund's ability to purchase mortgage instruments issued by agency issuers other than GNMA and by non-agency private issuers.


          Affirmative              Negative
          votes cast               votes cast

          7,942,080                666,109